February 29, 2012

VIA EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Ebix, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 16, 2011
File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company,” or “Ebix,” or “we”) hereby submits this letter in response to the comments from the staff of the Securities and Exchange Commission (the “Staff”), received via email in your letter dated February 23, 2012, with respect to certain items in the above-captioned Form 10-K. This letter will respond to each of your comments in the order presented in your letter with the exact text of each comment reproduced below provided in bold text and the Company’s response immediately thereunder. The Company welcomes the opportunity to address any Staff questions with respect to these responses, its periodic disclosures, and/or its current filings.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.	In response to prior comment 1, you indicate that the concept of “acquisitive growth” versus “organic revenue growth” becomes rather irrelevant given the dynamics and underlying operating principals of your acquisition and growth strategy, as a consequence of your efficient integration policy. Ensure that your disclosures in future filings further describe in reasonable detail your integration methodology and the impact on your ability to differentiate between revenue growth from acquisitions and revenue growth from existing operations. In this regard, it appears that you do not maintain information to distinguish whether revenue growth is from more or less sales of acquired product services offset by or in addition to more or less sales of existing product services. That is, it does not appear that you have evidence to support your statements that the increase in revenue has resulted from both growth in acquisitions and growth in organic growth. Consider refraining from referring to “organic” revenue growth, unless you are able to clearly substantiate such a reference.

The Company acknowledges the Staff’s comment and commencing with Ebix’s 2011 Annual Report on Form 10-K we will avoid both using and referring to the term “organic revenue growth,” and provide a detailed description of the Company’s integration methodology and cross-selling strategy.

2.	In your response to prior comment 1, you indicate that ADAM is run as an independent operating segment. Tell us whether ADAM represents a reportable segment pursuant to ASC 280-10-50-10 through 50-19 and, if so, what consideration you gave to providing the applicable disclosures in ASC 280-10-50.

The terminology “independent operating segment” as referenced by the Company in our earlier response to the Staff’s comment 1 in the letter dated February 1, 2012, was not intended to represent an “operating segment” as defined in ASC 280 subsection 50-1, in that ADAM’s results and operating performance are not separately reviewed by our CEO, acting in the capacity of Company’s chief operating decision maker, for the specific purposes of resource allocation.

3.	In your response to prior comment 4 from our letter dated December 9, 2011, you indicate that you will address the comparative quantitative pro forma revenue impacts related to your business acquisitions in the M D& A section of future filings. Ensure that any discussion of pro forma revenue clearly defines the nature of the changes, without inferring that the changes are organic in nature. In this regard, you should explain how changes represent differences in existing and new products and services, as noted from your response to prior comment 2.

In our future filings the expanded discussion in the MD&A section regarding comparative pro forma revenue impacts related to our business acquisitions will be limited to a discussion of the nature of such impacts, not using the terminology “organic revenue growth,” but rather, providing an explanation of the Company’s integration methodology and cross selling strategy.

Income Taxes, page 24

4.	You indicate in response to prior comment 4 that you will provide disclosure in your 2011 Form 10-K of the reasons for and the impact from the relatively low income tax rate in Singapore. Ensure that your disclosure also addresses the date on which the concessionary period will terminate and any reasonably expected material impact on your liquidity, capital resources and/or results of operations from the currently known trends, events and uncertainties related to these concessions, as previously requested in prior comment 7 from our letter dated December 9, 2011.

The Company’s operations in Singapore have been granted a concessionary income tax rate by the Singapore Economic Development Bureau (“EDB”) for the benefit of in-country intellectual property owners pursuant to the Development and Expansion Incentive (“DEI”) under the International Headquarters Award (“IHA”). The concessionary 10% income tax rate will expire after 2015, at which time our Singapore operations will be subject to the prevailing corporate tax rate in Singapore, which is currently 17%, unless the Company reaches a subsequent agreement to extend the incentive period and the then applicable concessionary rate. The Company had previously publically disclosed the specific information concerning this concession granted by the Singapore EDB in the Form 8-K current report Ebix filed on August 11, 2011. We will include this disclosure in all future periodic filings beginning with our 2011 annual report on Form 10-K. The Company does not expect that the cessation of this concessionary rate, if it should occur, will have a relative material adverse effect on our results of operations or liquidity.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments related this filing, please contact the undersigned at (678) 281-2031 or Robert Kerris, Chief Financial Officer at (678) 281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and Chief Executive Officer

cc:	Robert F. Kerris

Charles M. Harrell, Esq